Cecilia Blye

Chief, Office of Global Security Risk

Securities and Exchange Commission

100 F Street NE

Washington, D.C. 20549

United States

5 March 2013

Dear Ms. Blye,

Re:	Vodafone Group Public Limited Company
Form 20-F for the fiscal year ended March 31, 2012
Filed June 1, 2012
File No. 1-10086

Vodafone Group Public Limited Company (the “Company”) acknowledges receipt of your comment letter dated 26 February 2013 with respect to the above referenced filing (the “Comment Letter”).

The Company respectfully requests an extension of an additional ten business days to respond to the Comment Letter in order to permit sufficient time for an internal review of its response at the appropriate levels of the Company. The Company hereby submits such request and confirms that it will respond to the comment of the Staff set forth in the Comment Letter on or before 26 March 2013, which is ten business days from the date by which a response was originally requested in the Comment Letter.

The Company appreciates your cooperation in extending the deadline for its response.

Yours sincerely,

Vodafone Group Public Limited Company

By:	/s/ A. N. Halford
A. N. Halford
Chief Financial Officer

cc:	Larry Spirgel, Securities and Exchange Commission
Pradip Bhaumik, Securities and Exchange Commission